LEGAL PROCEEDINGS
Since February 2004, Federated and related entities (collectively, ?Federated?) have been named as defendants in several lawsuits, that were consolidated into a single action in the United
States District Court for the Western District of
Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds. Without admitting the validity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.